

April 3, 2015

<u>Via E-Mail</u>
W. Scott Wallace
Haynes and Boone LP
2323 Victory Avenue, Suite 700
Dallas, TX 75219

> **Re:   AeroCentury Corp.**
> **PRRN14A filed April 1, 2015**
> **File No. 1-13387**

Dear Mr. Wallace:

We have reviewed the revised preliminary proxy statement listed above and have the following additional comments on your soliciting materials:

<u>Reasons for the Solicitation and Information about Lee G. Beaumont, page 4</u>

1. Refer to the new disclosure at the end of the third paragraph in this section. Note that although Mr. Beaumont will attempt to advance this agenda if elected, as a single board member on the board of directors, he will not have the ability to affect change without the agreement of a majority of the board, which cannot be guaranteed.

2. Supplementally provide support for your assertion in the fourth paragraph of this section that since 2012 the broad market and the aircraft industry "have never enjoyed a more prosperous period." Revise the disclosure cited to clarify what you mean specifically by the "broad market" and the "airline industry" as used here. .

3. Supplementally provide copies of the Street Ratings and ConvergEx Group reports cited here in order to support the factual assertions you make in your revised disclosure.

4. Clarify what you believe are "industry standards" for fees that you will seek to have the Company pay, versus those currently being paid under its agreement with JMC. In your view, what are standard fees for the services being received by the Company, how did you arrive at those figures, and how do they compare to those being paid to JMC?

5. Explain the basis for your assertion that the termination fee owed upon a sale of the Company cannot be waived.

<u>Proposal 1: Election of Directors, page 7</u>

6. You state that Mr. Beaumont's offer to acquire the Company has been withdrawn; however, here or in the next section on the election of directors, discuss whether he might elect to pursue an acquisition of AeroCentury at some time in the future.

7. Discuss any possible conflicts presented by Mr. Beaumont's involvement in businesses and business ventures that operate in the same segments as AeroCentury and thus may compete with the Company or may be involved with competitors of AeroCentury.

<u>Additional Information About Me, page 7</u>

8. Clarify the dates of Mr. Beaumont's involvement with BeauTech Consulting.

<u>Form of Proxy</u>

9. Consider providing a third box on the card marked "For All Except" for those shareholders who wish to withhold authority to vote for a specified nominee by writing that nominee's name on the line provided.

Please contact me at (202) 551-3263 with any questions you may have about these comments or your filing generally.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions